July 16, 2018

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	John Reynolds
cc:	Loan Lauren P. Nguyen
cc:	Lisa Krestynick
cc:	John Cannarella
cc:	Kimberly Calder

Re:	Whiskey Holdco, Inc.

Amendment No. 1 to Registration Statement on Form S-4
Filed June 28, 2018
File No. 333-223964

Dear Mr. Reynolds:

Whiskey Holdco, Inc. (the “Company”) has filed today with the Securities and Exchange Commission (the “Commission”), via EDGAR, Amendment No. 2 (“Amendment No. 2”) to its Registration Statement on Form S-4 filed on March 28, 2018 (File No. 333-223964) (the “Registration Statement”). This letter, together with Amendment No. 2, sets forth the Company’s responses to the comments contained in your letter dated July 11, 2018 (the “Comment Letter”) relating to the Registration Statement.

Set forth below in bold are the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 2 of the requested disclosure or revised disclosure. Terms used but not defined herein have the meanings ascribed to such terms in the Registration Statement.

Page references in the Company’s responses are to pages in the marked copy of Amendment No. 2.

* * *

KapStone’s Reasons for the Mergers; Recommendation of the KapStone Board of Directors, page 57

Board Recommendation; Reasons for the Merger, page 57

Stock Election, page 58

1.	We note your response to prior comment 12 and reissue the comment. In that regard, we note the synergies referenced on page 29 of the fairness presentation materials of Moelis. Please revise.

The Company acknowledges the Staff’s comment and has revised the applicable disclosure on page 58 to provide additional disclosure regarding such synergies.

If the Staff has any questions concerning this response letter or requires further information, please do not hesitate to contact the undersigned at (212) 474-1414 or Richard Hall at (212) 474-1293.

Very truly yours,

/s/ Andrew C. Elken
Andrew C. Elken

cc:	Robert B. McIntosh, Whiskey Holdco, Inc. and WestRock Company

Kathryn D. Ingraham, KapStone Paper and Packaging Corporation
Kevin F. Blatchford, Sidley Austin LLP